HAND & HAND PC

24351 Pasto Road #B

Dana Point CA 92629

(949) 489-2400

Facsimile (949) 489-0034

October 20, 2008

Thomas Kluck

Branch Chief

Securities & Exchange Commission

450 Fifth Street

Washington, DC 20549

            Re:       Solarte Hotel Corporation

                        Amendment No. 2 to Form F-1

                        Filed September 18, 2008

                        File No. 333-152294

Dear Mr. Kluck:

            In response to your comment letter we respond as follows:

General

1.          We note your response to comment 1 of our letter dated September 5, 2008.  We partially reissue the comment as we continue to note that your calculation of fee table has the offering of the company priced at $0.10 per share..

Complied.

2.          Your registration statement as filed on EDGAR does not have page numbers.  Please include page numbers in your next amendment.

Complied.

3.                  We note your response to comment 7 and the revised disclosure that the property is sufficiently large for the project.  The intent of the prior comment seeking confirmation, if any, that the property could hold a hotel was aimed at the infrastructure and stability of the property.  Please revise to clarify.

Complied by adding additional disclosure in tiem 1 under Plan of Operations.

4.                  We note your response to comment 8 and the filed purchase agreement with this amendment as evidence of your specific business plan.  We further note that the second term of the agreement requires payment of the total price within 60 days of the date of the contract.  Considering the best efforts no minimum nature of this offering, it is not certain that you will have the required funds within 60 days.  We also note that you can borrow from your control person; however, item 3 in this section discloses that the borrowing would be for the construction phase.  As such, please revise to clarify your business plan and reconcile such plan with the terms of the purchase agreement.

Complied by revising item 1 of Plan of Operations, to clarify that the officer loan will be available for purchase of the property.

5.          In this section, please revise to discuss the consequence of not purchasing the property as outlined in exhibit 10.1.

The disclosure in item 1 already states :”If we do not for any reason close on this property, there are many others available in the vicinity and we would identify and purchase a similar property.” We have added additional disclosure to clarify what this would mean for the investor -  returning their funds or clearing a post effective amendment.

6.                  We note that even though you have filed exhibit 10.1, your disclosure continues to state that you plan to have a “revised contract” that “can be agreed upon and signed and legal due diligence completed.”  Please revise to clarify if that means that the not exhibit is not a binding agreement.

Complied by removing the language regarding the revised contract.  The exhibit is a binding agreement, subject to legal due diligence.

Plan of Distribution

7.                  We note the disclosure that selling shareholders may sell shares in private transactions.   Please revise to clarify that the fixed price requirement applies to all sales by your selling shareholders.

Complied.

Very truly yours,

Jehu Hand

JH:kp